Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126687

Prospectus Supplement No. 6
to Prospectus dated August 11, 2005
as amended effective June 23, 2006

Opexa Therapeutics, Inc.

2,986,767 Shares

We are supplementing the prospectus dated August 11, 2005, as subsequently amended by Post Effective Amendment No. 3, effective June 23, 2006, to provide information contained in our:

Quarterly Report on Form 10-QSB for the second quarter ended June 30, 2006

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated August 11, 2005 as amended by Post Effective Amendment No. 3 effective May 25, 2006, with respect to the resale of the 2,986,767 shares of common stock, including any amendments or supplements thereto.

The number of shares stated above has been revised to reflect the one-for-ten reverse split approved by shareholders in June 2006.

___________________________________

Investing in our common stock involves a high degree of risk. You should read carefully this entire prospectus, including the section captioned “Risk Factors” beginning on page 3, before making a decision to purchase our stock.

___________________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement is August 16, 2006

UNITED STATES SECURITIES AND
EXCHANGE COMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the quarterly period ended June 30, 2006

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 000-25513

Opexa Therapeutics, Inc.

(Exact name of Issuer as specified in is charter)
(formerly PharmaFrontiers Corp.)

TEXAS (State of Incorporation)	76-0333165 (IRS Employer Identification Number)

2635 Crescent Ridge Drive
The Woodlands, Texas 77381
(281) 272-9331
(Address and telephone number of principal executive offices)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)  Yes ☐     No ☒

The number of shares of common stock of the registrant outstanding at August 11, 2006 was 6,696,784.

Transactional Small Business Disclosure Format (check one): Yes ☐     No ☒

OPEXA THERAPEUTICS INC.
INDEX TO FORM 10-QSB
June 30, 2006

Page No.
PART I FINANCIAL INFORMATION

Item 1. Financial Statements	Page No.

Consolidated Balance Sheets dated June 30, 2006 and December 31, 2005 (unaudited)	3

Consolidated Statements of Expenses for the Three and Six Months Ended June 30, 2006 and 2005 and the Period from January 22, 2003 (Inception) to June 30, 2006 (unaudited)	4

Consolidated Statements of Cash Flows for the Three and Six Months Ended June 30, 2006 and 2005 and the Period from January 22, 2003 (Inception) to June 30, 2006 (unaudited)	5

Notes to Consolidated Financial Statements (unaudited)	7

Item 2. Management's Discussion and Analysis	10

Item 3. Controls and Procedures	19

PART II OTHER INFORMATION

Item 1. Legal Proceedings	19

Item 2. Recent Sales of Unregistered Securities	19

Item 3. Defaults Upon Senior Securities	19

Item 4. Submission of Matters to a Vote of Security Holders	19

Item 5. Other Information	19

Item 6. Exhibits	19

Signatures	20

PART I

FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS.
OPEXA THERAPEUTICS, INC.
(formerly PharmaFrontiers Corp.)
(a development stage company)
CONSOLIDATED BALANCE SHEETS
(unaudited)

	June 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$19,931,542	$2,560,666
Other current assets	514,596	182,524
Total current assets	20,446,138	2,743,190

Intangible assets, net of $2,709,019 and $1,888,891 of accumulated amortization	25,547,752	26,130,441
Property & equipment, net of $327,897 and $256,082 of accumulated depreciation	1,262,048	479,996
Other assets	-	388,210
Total assets	$47,255,938	$29,741,837

Liabilities and Stockholder's Equity

Current liabilities:
Accounts payable	$682,841	$689,467
Stock payable	112,440	-
Accrued expenses	643,088	240,309
Note payable	1,500,000	1,500,000
Derivative liability	10,039,863	6,761,655
Total current liabilities	12,978,232	9,191,431

Commitments and contingencies	-	-

Stockholders' equity:
Convertible preferred stock, no par value, 10,000,000 shares	-	-
authorized, none issued and outstanding
Common stock, $0.50 par value, 100,000,000 shares authorized,	3,348,351	1,030,977
6,696,784 and 2,061,955 shares issued and outstanding
Additional paid in capital	61,639,556	39,783,452
Deficit accumulated during the development stage	(30,710,201)	(20,264,023)
Total stockholders' equity	34,277,706	20,550,406
Total liabilities and stockholders' equity	$47,255,938	$29,741,837

OPEXA THERAPEUTICS, INC.
(formerly PharmaFrontiers Corp.)
(a development stage company)
CONSOLIDATED STATEMENTS OF EXPENSES
Three and Six Months ended June 30, 2006 and 2005 and the
Period from January 22, 2003 (Inception) to June 30, 2006
(unaudited)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	Inception through June 30, 2006
General and administrative	$3,169,832	$2,677,941	$4,245,714	$3,465,745	$5,449,227
Depreciation and amortization	460,442	26,816	892,775	864,044	2,892,803
Research and development	1,554,912	611,212	2,293,362	1,255,476	14,651,249
Loss on disposal of assets	-	-	362	-	480,294
Operating loss	(5,185,186)	(3,315,969)	(7,432,213)	(5,585,265)	(23,473,573)

Interest income	198,785	11,979	218,406	18,909	306,328
Other income	43,065	7,501	46,450	9,945	77,003
Gain (loss) on derivative liability	(3,532,348)	-	(3,278,208)	-	618,633
Interest expense	(184)	(4,450,955)	(613)	(5,938,339)	(8,238,592)
Other expense	-	(296)	-	(296)	-
Net loss	$(8,475,868)	$(7,747,740)	$(10,446,178)	$(11,495,046)	$(30,710,201)

Basic and diluted loss per share	$(1.40)	$(6.99)	$(2.57)	$(10.78)	N/A

Weighted average shares outstanding	6,039,561	1,108,215	4,063,473	1,066,461	N/A

OPEXA THERAPEUTICS, INC.
(a development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months ended June 30, 2006 and 2005 and the
Period from January 22, 2003 (Inception) to June 30, 2006
(unaudited)

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	Inception through June 30, 2006
Cash flows from operating activities
Net loss	$(10,446,178)	$(11,495,046)	$(30,710,201)
Adjustments to reconcile net loss to net cash
used in operating activities
Stock issued for services	180,000	940,000	2,041,400
Stock issued for debt in excess of principal	-	109,073	109,070
Amortization of discount on notes payable due
to warrants and beneficial conversion feature	-	5,516,638	6,313,205
Amortization of intangible assets	820,129	815,784	2,709,019
Gain (loss) on derivative liability	3,278,208	-	(618,633)
Depreciation	72,646	48,260	183,784
Debt financing costs	-	-	365,910
Option and warrant expense	2,829,716	926,962	7,814,678
Loss on disposition of fixed assets	-	-	479,932
Changes in:
Accounts payable	(6,626)	(32,849)	78,541
Prepaid expenses	(458,332)	(37,375)	(585,467)
Accrued expenses	402,779	81,790	457,760
Other assets	-	-	(388,210)
Net cash used in operating activities	(3,327,658)	(3,126,763)	(11,749,212)

Cash flows from investing activities
Purchase of licenses	(125,000)	-	(357,742)
Disposition of property & equipment	1,085	-	1,085
Purchase of property & equipment	(341,314)	(76,356)	(773,221)
Net cash used in investing activities	(465,229)	(76,356)	(1,129,878)

Cash flows from financing activities
Common stock sold for cash, net of offering costs	21,163,763	4,646,565	26,519,980
Common stock repurchased and canceled	-	-	(325)
Stock payable	-	25,350	-
Proceeds from debt	-	2,856,660	6,354,591
Repayments on notes payable	-	(58,614)	(63,614)
Net cash provided by financing activities	21,163,763	7,469,961	32,810,632

Net change in cash	17,370,876	4,266,842	19,931,542
Cash at beginning of period	2,560,666	851,992	-
Cash at end of period	$19,931,542	$5,118,834	$19,931,542

Cash paid for:
Income tax	$-	$-	$-
Interest	-	-	429

NON-CASH TRANSACTIONS
Issuance of common stock for purchase of Opexa	$-	$-	$23,750,000
Issuance of common stock to Sportan shareholders	-	-	147,733
Issuance of common stock for University of Chicago license	-	1,758,956	2,295,459
Issuance of common stock for accrued interest	-	525,513	525,513
Issuance of common stock for accounts payable	-	-	180,000
Conversion of notes payable to common stock	-	6,159,610	6,407,980
Conversion of accrued liabilities to common stock	-	17,176	17,176
Conversion of accounts payable to note payable	-	-	93,364
Discount on convertible notes relating to:
- warrants	-	1,433,108	3,309,790
- beneficial conversion feature	-	831,945	1,715,973
- stock attached to notes	-	631,832	1,287,440
Fair value of derivative instrument	-	-	10,658,496
Stock payable	112,440	-	112,440

OPEXA THERAPEUTICS, INC.
(formerly PharmaFrontiers Corp.)
(a development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Opexa Therapeutics, (“Opexa”), a development stage company, have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission and should be read in conjunction with the audited financial statements and notes thereto contained in Opexa’s latest Annual Report filed with the SEC on Form 10-KSB/A. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year as reported in Form 10-KSB/A, have been omitted.

In June 2006, the Company (i) changed its name to Opexa Therapeutics, Inc. from PharmaFrontiers Corp. and (ii) effected a one-for-ten reverse split, and all references to a number of shares and per share amounts reflect such split as if it occurred on the first day of the first period presented.

NOTE 2 - STOCK BASED COMPENSATION

Effective January 1, 2006, Opexa began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment, as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to January 1, 2006, Opexa had accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted with no intrinsic value. Opexa adopted the modified prospective transition method provided for under SFAS No. 123R, and, consequently, have not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options recognized in the first quarter of fiscal 2006 includes the quarterly amortization related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123.

The following table illustrates the effect on net loss and net loss per share if Opexa had applied the fair value provisions of FASB Statement No. 123, to stock-based employee compensation:

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005	Inception Through June 30, 2006
Net loss as reported	$(7,747,740)	$(11,495,046)	$(30,710,201)

Add: stock based
compensation determined under intrinsic value based method	378,904	734,304	2,611,074

Less: stock based
compensation determined under fair value based method	(461,708)	(914,732)	(4,417,377)
Pro forma net loss	$(7,830,544)	$(11,675,474)	$(32,516,504)
Basic and diluted
Net loss per common share:
As reported	$(6.99)	$(10.78)	N/A
Pro forma	$(7.07)	$(10. 95)	N/A

NOTE 3 - CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Investments with maturities in excess of three months but less than one year are classified as short-term investments and are stated at fair market value.

The primary objectives for our fixed income investment portfolio are liquidity and safety of principal. Investments are made with the objective of achieving the highest rate of return consistent with these two objectives. Our investment policy limits investments to certain types of instruments issued by institutions primarily with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

At June 30, 2006, Opexa invested $19,598,000 in A-1/P-1 commercial paper with an average market yield of 5.32% and average time to maturity of 1.56 months. Unrealized gains of $100,626 were recognized for the three months and six months ended June 30, 2006 in the interest income on the consolidated statements of expenses,

NOTE 4 - INTANGIBLES

Rheumatoid Arthritis License

In January 2006, Opexa acquired an exclusive worldwide license for the intellectual property rights and research results of an autologous T cell vaccine for rheumatoid arthritis from the Shanghai Institute for Biological Science, China Academy of Science of the People’s Republic of China. In exchange for a payment of $125,000 and an agreed running royalty from the sale of commercialized products, Opexa receives all information and data related to all clinical trials on all patient controls and patients with rheumatoid arthritis with the T cell vaccine. This includes all clinical, cell procurement and manufacturing protocols, complete patient data sheets, all laboratory materials, methods and results and manufacturing records and documents and any other data related to the intellectual property. The first payment under the license occurred in April 2006 upon the delivery of materials pursuant to the terms of the licensing agreement. Opexa amortizes this intangible asset over its life of 20 years and as of June 30, 2006 the intangible asset had an unamortized balance of $123,437.

University of Chicago License

In April 2006, Opexa amended that certain Amended and Restated License Agreement, dated December 30, 2004, with the University of Chicago with respect to certain payment obligations of Opexa, as follows: (i) an April 30, 2006 $1,500,000 cash payment obligation was extended until October 31, 2006; and (ii) the obligation to issue 21,623 shares of Opexa’s common stock issuable was extended until October 31, 2006, with $112,440 accrued at June 30, 2006.

NOTE 5 - LETTER OF INTENT

On April 13, 2006 Opexa entered into a Letter of Intent (“LOI”) with PharmaNet, LLC, a contract research organization focused on managing central nervous system clinical trials. PharmaNet, LLC will provide Opexa with services in connection with its Phase IIb clinical trial study.  An initial payment of $400,000 was made to PharmaNet, LLC upon the execution of the LOI, representing an approximate three months average of the total anticipated project cost.  Accrued expenses due PharmaNet, LLC for the second quarter are $351,850.  The LOI is effective for a period of six months, or until such time that a definitive contract for the program is entered into between the parties. Opexa is in the process of finalizing this contract.

NOTE 6 - EQUITY

In March 2006, 34,749 shares of common stock were issued in settlement of an outstanding accounts payable in the amount of $180,000.

Private Placement Offering

In April 2006, Opexa closed a financing transaction in which Opexa issued 4,600,000 shares of its common stock and warrants to purchase 2,300,000 shares of Opexa’s common stock for $23,000,000 to certain institutional and accredited investors (the “Transaction”). The warrants expire in five years, and are exercisable at $6.50 per share. Opexa has the right to call the warrants commencing on June 29, 2007, if the closing bid price per share of Opexa’s common stock equals or exceeds $13.00 for twenty consecutive trading days in which the daily average trading volume of the common stock is at least 20,000 shares. Additionally, if a resale registration statement is not effective for any period after April 13, 2007, the warrant holders may exercise their warrants on a cashless basis during the period the resale registration statement is not effective. If Opexa fails to register, achieve effectiveness of registration or maintain effectiveness of registration of shares underlying the warrants and shares, they are required to make certain liquidated damage payments of 1.5% of the offering per month for every month in default with a maximum of 24%. 2,300,000 warrants with a relative fair value of $11,729,982 were issued to investors in connection with the Private Placement Offering discussed above.

In connection with the Transaction, Opexa paid commissions and fees to their placement agent, MDB Capital Group LLC (“MDB”), and another broker dealer for services in connection with the Transaction an aggregate of $1,758,350 and issued MDB and another broker dealer three year warrants with a relative fair value of $1,111,150, to purchase an aggregate of 213,720 shares of common stock at an exercise price of $5.00 per share. These warrants are not callable and have a cashless exercise option.

As a result of this Transaction, the exercise price per share of the Series B warrants was reduced to $20.00 and the number of shares into which such warrants can be exercised increased to 603,737, and the exercise purchase per share of the Series C warrants decreased to $30.00 and the number of shares into which such warrants can be exercised increased to 1,110,548. The change in exercise price and number of warrants was accounted for in the fair value adjustment as of June 30, 2006 for the warrant derivatives (see note 6).

NOTE 7 - OPTIONS AND WARRANTS

In February 2006, the series A warrants expired. There were no options or warrants issued during the quarter ended March 31, 2006.

During the second quarter of 2006, Opexa issued the following options:

-
372,260 options at a fair value of $2,991,847 and a second quarter expense of $427,151 to management and employees. The options are for a term of ten years and at an exercise price ranging from $5.80 to $9.50. These options vest from one to three years.

During the second quarter of 2006, Opexa issued the following warrants:

-
2,300,000 shares to investors in connection with the April 2006 Transaction. The warrants are for a term of five years and at an exercise price of $6.50. These warrants have a relative fair value of $11,729,982. These options vest from one to three years.

-
213,720 shares to brokers in connection with the April 2006 Transaction. The warrants are for a term of three years and at an exercise price of $5.00. These warrants have a relative fair value of $1,111,150.

-
155,000 shares at a fair value of $1,484,150 and a second quarter expense of $686,435 to consultants, directors and exiting directors. The warrants are for a term of ten years and at an exercise price ranging from $5.20 to $9.80. These options vest from one to three years.

NOTE 8 - DERIVATIVE INSTRUMENTS

In June 2006, we evaluated the application of SFAS 133 and EITF 00-19 for all of our financial instruments and identified the following financial instruments as derivatives:

(1) Series A Warrants issued in conjunction with the bridge note exchange and private placement offerings in June and July 2005 (which expired on February 17, 2006).

(2) Series B Warrants issued in conjunction with the bridge note exchange and private placement offerings in June and July 2005.

(3) Series C Warrants issued in conjunction with the bridge note exchange and private placement offerings in June and July 2005.

The three series of warrants are derivatives because the liquidated damage provision in the registration rights agreement covering each warrant resulted in the conclusion that it was more economic to issue registered shares than to issue unregistered shares and pay the penalty. Because issuing registered shares is outside of Opexa’s control, we concluded the warrants should be accounted for as derivative liabilities under SFAS 133 and EITF 00-19.

As a result, we report the value of these derivatives as current liabilities on our balance sheet and report changes in the value of these derivatives as non-operating gains or losses on our statements of operations. The value of the derivatives is required to be remeasured on a quarterly basis, and is based on the Black Scholes Pricing Model.

Variables used in the Black-Scholes option-pricing model include (1) 4.08% to 5.22% risk-free interest rate, (2) expected warrant life is the actual remaining life of the warrants as of each period end, (3) expected volatility is from 30% to 430% and (4) zero expected dividends.

The impact of the application of SFAS 133 and EITF 00-19 on the balance sheet and statements of operations as of December 31, 2005 and for the three months and six months ended June 30, 2006 and from inception through June 30, 2006 is as follows:

	As of 12/31/2005	As of 6/30/2006	Gain(Loss ) Three months ended 6/30/2006	Gain/Loss Six months ended 6/30/2006	Inception Through June 30, 2006
Series A Warrants	$-	$-	$-	$-	$332,440
Series B Warrants	264,957	5,398	278,914	259,559	900,442
Series C Warrants	6,496,698	10,034,465	(3,811,262)	(3,537,767)	(614,249)
Totals	$6,761,655	$10,039,863	$(3,532,348)	$(3,278,208)	$618,633

The warrants from the April 2006 financing were determined to qualify for equity treatment under SFAS 133 and EITF 00-19. Nothing in the warrant agreement required cash settlement or allowed for the possibility of cash settlement including the impact of the liquidated damages penalty under the registration rights agreement. It was determined as of the issue date and June 30, 2006 that it was more economic to issue unregistered shares and pay the penalty than to issue registered shares. These warrants will be reevaluated at each balance sheet date to determine whether equity classification is still appropriate.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and the related footnotes thereto.

Forward-Looking Statements

Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition, or state other "forward-looking" information. The words "believe," "intend," "plan," "expect," "anticipate," "estimate," "project," "goal" and similar expressions identify such statement was made. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Factors that might cause or contribute to such a discrepancy include, but are not limited to the risks discussed in this and our other SEC filings. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. Future events and actual results could differ materially from those expressed in, contemplated by, or underlying such forward-looking statements.

The following discussion and analysis of our financial condition is as of June 30, 2006. Our results of operations and cash flows should be read in conjunction with our unaudited financial statements and notes thereto included elsewhere in this report and the audited financial statements and the notes thereto included in our Form 10-KSB/A for the year ended December 31, 2005.

Business Overview

We are a biopharmaceutical company developing autologous cellular therapies to treat several major illnesses, including multiple sclerosis (MS), rheumatoid arthritis, diabetes, and cardiovascular disease. These therapies are based on our proprietary T-cell and stem cell technologies.

Our lead product, Tovaxin™, is a T-cell-based therapeutic vaccine for MS, which offers a unique and personalized approach to treating the disease by inducing an immune response against the autoimmune myelin-reactive T-cells, which are believed to be responsible for the initiation of the disease process. Tovaxin is currently in two Phase I/II clinical trials and a Phase IIb clinical trial. Initial Phase I/II human trials show that T-cell vaccination (TCV) appear to safely induce immune responses that deplete and regulate myelin-peptide reactive T-cells. We believe that Tovaxin could be ready for commercialization as early as 2011. Moreover, we are evaluating a T-cell monitoring technology to assess the therapeutic effectiveness of T-cell vaccination.

We also hold exclusive worldwide license for the intellectual property rights and research results of an autologous T cell vaccine for rheumatoid arthritis from the Shanghai Institutes for Biological Sciences (SIBS), Chinese Academy of Sciences of the People's Republic of China. (The license agreement permits the SIBS' scientists to publish their research results to date after Opexa Therapeutics has filed a patent application covering the rheumatoid arthritis T cell vaccine with the U.S. Patent and Trademark Office.)

We also hold the exclusive worldwide license to adult pluripotent stem cells derived from peripheral blood monocytes that allow for the isolation, propagation, and differentiation into cells and tissues for patient-specific cell-based therapies. We are currently pursuing indications for Type 1 diabetes and congestive heart failure (CHF) with its stem cell technology. We also expect to conduct basic research to determine the potential use of our stem cells in other indications, such as macular degeneration, stroke, myocardial infarction and Parkinson’s disease.

Organizational History

We were incorporated in Texas in 1991 and in May 2004, we entered the biopharmaceutical business by acquiring an entity that held rights to treatments using adult pluripotent stem cells derived from adult human peripheral blood, and in connection therewith we changed our name to PharmaFrontiers Corp. From an accounting standpoint, the subsidiary is deemed the acquirer in a reverse merger whereby the parent is deemed the survivor of the reorganization/reverse merger. As such, our financial statements are those of the subsidiary. In November 2004, we acquired Opexa Pharmaceuticals, Inc. which holds rights to technology to diagnose and treat multiple sclerosis through modified autoreactive T cells. In June 2006 we changed our name to Opexa Therapeutics, Inc. from PharmaFrontiers Corp.

Critical Accounting Policies

General

The consolidated financial statements and notes to the consolidated financial statements contain information that is pertinent to this management’s discussion and analysis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities. Management believes these accounting policies involve judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts. Management believes it has exercised proper judgment in determining these estimates based on the facts and circumstances available to it at the time the estimates were made. The significant accounting policies are described in our financial statements.

Long-lived assets

Long-lived assets (i.e., intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the asset and the estimated fair value of the related asset. Management does not believe any assets have been impaired at June 30, 2006.

Intellectual Property

As of June 30, 2006, we had $25,547,752 of intellectual property, accumulated amortization of $2,709,019, $23,991,167 of which resulted from the acquisition of Opexa, $4,028,204 which pertained to the consideration paid to date to the University of Chicago for the worldwide license to technology developed at Argonne National Laboratory, $112,400 stock payable to the University of Chicago accrued at June 30, 2006 for 21,623 shares, and $125,000 paid to the Shanghai Institute for Biological Science, China Academy of Science of the People’s Republic of China whereby it acquired an exclusive worldwide license for the intellectual property rights and research results of an autologous T cell vaccine for rheumatoid arthritis. Of the $23,991,167 of acquired intangible assets, the full amount is assigned to an inseparable group of patents and licenses that cannot function independently by themselves. The weighted average useful life of the intangible group as of June 30, 2006 is approximately 16 years. The weighted average useful life of the University of Chicago license as of June 30, 2006 is 17.5 years.

Accounting for Derivative Instruments

Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives are separately valued and accounted for on our balance sheet. Fair values for securities traded in the open market and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

The pricing model we use for determining fair values of our derivatives is the Black Scholes Pricing Model. Valuations derived from this model are subject to ongoing internal and external verification and review. The model uses market-sourced inputs such as interest rates, exchange rates and stock price volatilities. Selection of these inputs involves management's judgment and may impact net income.

In September 2000, the Emerging Issues Task Force issued EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock, which requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company's balance sheet, with any changes in fair value recorded in the company's results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required. In accordance with EITF 00-19, in June 2006, we determined that certain outstanding warrants to purchase our common stock should be separately accounted for as liabilities.

We have evaluated the provisions of the registration rights agreement that require us to pay registration delay payments in combination with the financial instrument and concluded that the combined instrument meets the definition of a derivative under SFAS 133.

The EITF recently deliberated the impact of liquidated damages clauses in registration rights agreements and the effect on accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-04 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. Specifically, EITF 05-04 presents alternative views on whether the liquidated damages provisions in registration rights agreements should be combined with or treated separately from the associated financial instrument. As discussed above, we view the registration rights agreement and the financial instrument as one combined freestanding instrument. If the EITF were to adopt the view that the registration rights agreement should be viewed as a separate instrument from the financial instrument, we may have to account for additional derivatives.

We determined certain warrants to purchase our common stock are derivatives that we are required to account for as liabilities in our financial statements. As a result, we report the value of these derivatives as current liabilities on our balance sheet and we report changes in the value of these derivatives as non-operating gains or losses on our statement of expenses. The value of the derivatives is required to be remeasured on a quarterly basis, and is largely based on the market value of our common stock. Due to the nature of the required calculations and the large number of shares of our common stock involved in such calculations, changes in our common stock price may result in significant changes in the value of the derivatives and resulting gains and losses on our statement of expenses. The aggregate balance sheet amount shown for these derivative liabilities increased from $6,761,655 on December 31, 2005 to $10,039,863 on June 30, 2006, resulting in a loss of $3,278,208 in the statements of expenses for the six months ended June 30, 2006.

Results of Operations and Financial Condition

Three Months Ended June 30, 2006 Compared with the Three Months Ended June 30, 2005

Net Sales. We recorded no sales for the three months ended June 30, 2006 and 2005.

General and Administrative Expenses. Our general and administrative expenses increased during the three months ended June 30, 2006, to $3,169,832 as compared to $2,677,941 from the same period in 2005. The increase in general and administrative expenses is due primarily to the increase in stock-based compensation expense. In January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including stock options and restricted stock based on estimated fair values. We elected to adopt the modified prospective transition method as provided by SFAS 123R and, accordingly, prior year results have not be restated. Stock-based compensation expense recognized under SFAS 123R for the three months ended June 30, 2006 was $2,345,325.

Research and Development Expenses. Research and development expense increased to $1,554,912 for the three months ended June 30, 2006, compared to $611,212 for the same period in 2005. The increase is primarily related to the initiation of the Phase IIb clinical trial and a higher allocation of facilities and overhead costs to research and development due to increased development activities.

Interest Expense. Interest expense was $184 for the three months ended June 30, 2006 compared to $4,450,955 for the same period in 2005. Interest expense during 2005 was due to notes payable that were outstanding during the second quarter of 2005 which were subsequently converted into equity in June 2005, resulting in acceleration of the amortization of the discount related to the notes.

Gain (loss) on derivative instruments liabilities, net. We recognized a loss on derivative instruments of $3,532,348 for the three months ended June 30, 2006. This loss is a result of the net unrealized (non-cash) change in the fair value of our derivative instrument liabilities related to certain warrants.

Net loss. We had a net loss for the three months ended June 30, 2006, of $8,475,868, or $1.40 per share (basic and diluted), compared with a net loss of $7,747,740, or $6.99 per share (basic and diluted), for the same period in 2005. The increase in net loss is primarily due to the increase in stock-based compensation expense and loss on derivative instruments, offset in part by the decrease in interest expense.

Six Months Ended June 30, 2006 Compared with the Six Months Ended June 30, 2005

Net Sales. We recorded no sales for the six months ended June 30, 2006 and 2005.

General and Administrative Expenses. Our general and administrative expenses decreased during the six months ended June 30, 2006, to $4,245,714 as compared to $3,465,745 from the same period in 2005. The increase in general and administrative expenses is due primarily to the increase in stock-based compensation expense. In January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including stock options and restricted stock based on estimated fair values. We elected to adopt the modified prospective transition method as provided by SFAS 123R and, accordingly, prior year results have not be restated. Stock-based compensation expense recognized under SFAS 123R for the six months ended June 30, 2006 was $2,829,716.

Research and Development Expenses. Research and development expense increased to $2,293,362 for the six months ended June 30, 2006, compared to $1,255,476 for the same period in 2005. The increase is primarily related to the initiation of the Phase IIb clinical trial and a higher allocation of facilities and overhead costs to research and development due to increased development activities.

Interest Expense. Interest expense was $613 for the six months ended June 30, 2006 compared to $5,938,339 for the same period in 2005. Interest expense during 2005 was due to notes payable that were outstanding during 2005 which were subsequently converted into equity in June 2005, resulting in acceleration of the amortization of the discount related to the notes.

Gain (loss) on derivative instruments liabilities, net. We recognized a loss on derivative instruments of $3,278,208 for the six months ended June 30, 2006. This loss is a result of the net unrealized (non-cash) change in the fair value of our derivative instrument liabilities related to certain warrants.

Net loss. We had a net loss for the six months ended June 30, 2006, of $10,446,178, or $2.57 per share (basic and diluted), compared with a net loss of $11,495,046, or $10.78 per share (basic and diluted), for the same period in 2005. The decrease in net loss is primarily due to the increase in stock-based compensation expense and loss on derivative instruments, offset in part by the decrease in interest expense.

 Recent Financing

In Apri1 2006, we sold 4,600,000 common shares and warrants to purchase 2,300,000 common shares for $23,000,000 to certain institutional and accredited investors. The warrants expire in five years and are exercisable at $6.50 per share. We have the right to call the warrants commencing on June 29, 2007, if the closing bid price per share of our common stock equals or exceeds $13.00 for twenty consecutive trading days in which the daily average trading volume of the common stock is at least 20,000 shares. Additionally, if a resale registration statement is not effective for any period after April 13, 2007, then the warrant holders may exercise their warrants on a cashless basis during the period the resale registration statement is not effective. If we fail to register, achieve effectiveness of registration or maintain effectiveness of registration of shares underlying the warrants and shares, we are required to make certain liquidated damage payments of 1.5% of the offering per month for every month in default with a maximum of 24% of the aggregate amount invested.

Liquidity and Capital Resources

Changes in cash flow. Cash used in operations for the six month period ended June 30, 2006 increased from $3,126,763 for the same period in 2005 to $3,327,658. Cash used in investing activities for the six month period ended June 30, 2006 increased from $76,356 in the same period of 2005 to $465,229. The increase was due to the license payment made to Shanghai Institute related to the license obtained during the period for its Rheumatoid Arthritis T-cell technology and the purchase of laboratory equipment. Cash provided from financing activities for the six month period ended June 30, 2006 was $21,163,763 as compared to $7,469,961 for the same period of 2005. The increase was due to proceeds from an equity financing in April 2006.

Historically, we have financed our operations primarily from the sale of its debt and equity securities.  As of June 30, 2006, we had cash of $19,931,542. Our current burn rate is approximately $1 million per month excluding capital expenditures. As a result of the April 2006 financing, we believe have sufficient working capital to fund operations through the third quarter of 2007.  Thereafter, we will need to raise additional capital to fund our working capital needs. We do not have any material commitments from investors or any credit facilities available with financial institutions or any other third parties. Therefore, we expect that we will need to engage in best efforts sales of our securities to raise needed working capital. There is no assurance that we will be successful in any funding effort. The failure to raise such funds will necessitate the curtailment of operations.

Off-Balance Sheet Arrangements

As of June 30, 2006, we had no off-balance sheet arrangements.

Recent Accounting Pronouncements

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” which establishes accounting for equity instruments exchanged for employee service. We utilize the Black-Scholes option pricing model to estimate the fair value of employee stock based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life. Further, as required under SFAS 123R, we now estimate forfeitures for options granted, which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our share-based compensation. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions will be based on, or determined from, external data and other assumptions may be derived from our historical experience with stock-based payment arrangements. The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

For the period ended June 30, 2006, there were no other changes to our critical accounting policies as identified in our annual report of Form 10-KSB for the year ended December 31, 2005.

Risks Related to Our Business and Our Common Stock

The following factors affect our business and the industry in which we operate. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known or that we currently consider immaterial may also have an adverse effect on our business. If any of the matters discussed in the following risk factors were to occur, our business, financial condition, results of operations, cash flows, or prospects could be materially adversely affected.

Our business is at an early stage of development.

Our business is at an early stage of development. We do not have any products in late-stage clinical trials or on the market. We are still in the early stages of identifying and conducting research on potential products. Only one of our products has progressed to the stage of being studied in human clinical trials. Our potential products will require significant research and development and preclinical and clinical testing prior to regulatory approval in the United States and other countries. We may not be able to develop any products, to obtain regulatory approvals, to enter clinical trials for any of our product candidates, or to commercialize any products. Our product candidates may prove to have undesirable and unintended side effects or other characteristics adversely affecting their safety, efficacy or cost-effectiveness that could prevent or limit their use. Any product using any of our technology may fail to provide the intended therapeutic benefits, or achieve therapeutic benefits equal to or better than the standard of treatment at the time of testing or production.

We have a history of operating losses and do not expect to be profitable in the near future.

We have not generated any profits since our entry into the biotechnology business and have incurred significant operating losses. We expect to incur additional operating losses for the foreseeable future and, as we increase our research and development activities, we expect our operating losses to increase significantly. We do not have any sources of revenues and may not have any in the foreseeable future.

We will need additional capital to conduct our operations and develop our products and our ability to obtain the necessary funding is uncertain.

We need to obtain significant additional capital resources from sources including equity and/or debt financings, license arrangements, grants and/or collaborative research arrangements in order to develop products and continue the Company’s business. We believe that we have sufficient working capital to finance operations through the third quarter of 2007. Thereafter, we will need to raise additional working capital. Our current burn rate is approximately $1million per month excluding capital expenditures. The timing and degree of any future capital requirements will depend on many factors, including:

•	the accuracy of the assumptions underlying our estimates for capital needs in 2006 and beyond;
•	scientific progress in our research and development programs;
•
the magnitude and scope of our research and development programs and our ability to establish, enforce and maintain strategic arrangements for research, development, clinical testing, manufacturing and marketing;

•	our progress with preclinical development and clinical trials;
•	the time and costs involved in obtaining regulatory approvals;
•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and
•	the number and type of product candidates that we pursue.

Additional financing through strategic collaborations, public or private equity financings, capital lease transactions or other financing sources may not be available on acceptable terms, or at all. Additional equity financing could result in significant dilution to our stockholders. Further, if additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize by itself. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our programs, any of which could have a material adverse affect on our financial condition or business prospects.

Our financial statements include substantial non-operating gains or losses resulting from required quarterly revaluation under GAAP of our outstanding derivative instruments.

Generally accepted accounting principles in the United States require that we report the value of certain derivative instruments we have issued as current liabilities on our balance sheet and report changes in the value of these derivatives as non-operating gains or losses on our statement of operations. The value of the derivatives is required to be recalculated (and resulting non-operating gains or losses reflected in our statement of operations and resulting adjustments to the associated liability amounts reflected on our balance sheet) on a quarterly basis, and is based on the market value of our common stock. Due to the nature of the required calculations and the large number of shares of our common stock involved in such calculations, changes in our common stock price may result in significant changes in the value of the derivatives and resulting gains and losses on our statement of operations.

Clinical trials are subject to extensive regulatory requirements, very expensive, time-consuming and difficult to design and implement. Our products may fail to achieve necessary safety and efficacy endpoints during clinical trials.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidates will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;
•	determination of dosing issues;
•	lack of effectiveness during clinical trials;
•	slower than expected rates of patient recruitment;
•	inability to monitor patients adequately during or after treatment; and
•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of these trials.

We are dependent upon our management team and a small number of employees.

Our business strategy is dependent upon the skills and knowledge of our management team. We believe that the special knowledge of these individuals gives us a competitive advantage. If any critical employee leaves, we may be unable on a timely basis to hire suitable replacements to operate our business. We also operate with a very small number of employees and thus have little or no backup capability for their activities. The loss of the services of any member of our management team or the loss of a number of other employees could have a material adverse effect on our business.

We are dependent on contract research organizations and other contractors for clinical testing and for certain research and development activities, thus the timing and adequacy of our clinical trials and such research activities are, to a certain extent, beyond our control.

The nature of clinical trials and our business strategy requires us to rely on contract research organizations, independent clinical investigators and other third party service providers to assist us with clinical testing and certain research and development activities. As a result, our success is dependent upon the success of these outside parties in performing their responsibilities. Although we believe our contractors are economically motivated to perform on their contractual obligations, we cannot directly control the adequacy and timeliness of the resources and expertise applied to these activities by our contractors. If our contractors do not perform their activities in an adequate or timely manner, the development and commercialization of our drug candidates could be delayed.

Our current research and manufacturing facility is not large enough to manufacture future stem cell and T-cell therapies.

We conduct our research and development in a 10,000 square foot facility in The Woodlands, Texas, which includes a 1,200 square foot suite of three rooms for the future manufacture of stem cell and T-cell therapies through Phase III trials. Our current facility is not large enough to conduct future commercial-scale manufacturing operations. We will need to expand further our manufacturing staff and facility, obtain a new facility or contract with corporate collaborators or other third parties to assist with future drug production.

In the event that we decide to establish a commercial-scale manufacturing facility, we will require substantial additional funds and will be required to hire and train significant numbers of employees and comply with applicable regulations, which are extensive. We do not have funds available for building a manufacturing facility, and we may not be able to build a manufacturing facility that both meets regulatory requirements and is sufficient for our commercial-scale manufacturing.

We may arrange with third parties for the manufacture of our future products. However, our third-party sourcing strategy may not result in a cost-effective means for manufacturing our future products. If we employ third-party manufacturers, we will not control many aspects of the manufacturing process, including compliance by these third parties with the FDA’s current Good Manufacturing Practices and other regulatory requirements. We further may not be able to obtain adequate supplies from third-party manufacturers in a timely fashion for development or commercialization purposes, and commercial quantities of products may not be available from contract manufacturers at acceptable costs.

Patents obtained by other persons may result in infringement claims against us that are costly to defend and which may limit our ability to use the disputed technologies and prevent us from pursuing research and development or commercialization of potential products.

A number of pharmaceutical, biotechnology and other companies, universities and research institutions have filed patent applications or have been issued patents relating to cell therapy, stem cells, T-cells, and other technologies potentially relevant to or required by our expected products. We cannot predict which, if any, of such applications will issue as patents or the claims that might be allowed. We are aware that a number of companies have filed applications relating to stem cells. We are also aware of a number of patent applications and patents claiming use of stem cells and other modified cells to treat disease, disorder or injury.

If third party patents or patent applications contain claims infringed by either our licensed technology or other technology required to make and use our potential products and such claims are ultimately determined to be valid, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology. If we are unable to obtain such licenses at a reasonable cost, we may not be able to develop some products commercially. There can be no assurance that we will not be obliged to defend ourselves in court against allegations of infringement of third party patents. Patent litigation is very expensive and could consume substantial resources and create significant uncertainties. An adverse outcome in such a suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease using such technology.

If we are unable to obtain future patents and other proprietary rights our operations will be significantly harmed.

Our ability to compete effectively is dependent in part upon obtaining patent protection relating to our technologies. The patent positions of pharmaceutical and biotechnology companies, including ours, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application can be denied or significantly reduced before or after the patent is issued. Consequently, we do not know whether the patent applications for our technology will result in the issuance of patents, or if any future patents will provide significant protection or commercial advantage or will be circumvented by others. Since patent applications are secret until the applications are published (usually eighteen months after the earliest effective filing date), and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that the inventors of our licensed patents were the first to make the inventions covered by the patent applications or that the licensed patent applications were the first to be filed for such inventions. There can be no assurance that patents will issue from the patent applications or, if issued, that such patents will be of commercial benefit to us, afford us adequate protection from competing products, or not be challenged or declared invalid.

Our competition includes fully integrated biopharmaceutical and pharmaceutical companies that have significant advantages over us.

The markets for therapeutic stem cell products, multiple sclerosis products, and rheumatoid arthritis are highly competitive. We expect that our most significant competitors are fully integrated pharmaceutical companies and more established biotechnology companies. These companies are developing stem cell-based products and they have significantly greater capital resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals, and marketing than we currently do. Many of these potential competitors are further along in the process of product development and also operate large, company-funded research and development programs. As a result, our competitors may develop more competitive or affordable products, or achieve earlier patent protection or product commercialization than we are able to achieve. Competitive products may render any products or product candidates that we develop obsolete.

If we fail to meet our obligations under our license agreements, we may lose our rights to key technologies on which our business depends.

Our business depends on two licenses from third parties. Additionally, any business relating to a T cell vaccine for rheumatoid arthritis depends upon a license from the Shanghai Institute for Biological Science. These third party license agreements impose obligations on us, such as payment obligations and obligations to diligently pursue development of commercial products under the licensed patents. If a licensor believes that we have failed to meet our obligations under a license agreement, the licensor could seek to limit or terminate our license rights, which could lead to costly and time-consuming litigation and, potentially, a loss of the licensed rights. During the period of any such litigation, our ability to carry out the development and commercialization of potential products could be significantly and negatively affected. If our license rights were restricted or ultimately lost, our ability to continue our business based on the affected technology platform could be severely adversely affected.

Restrictive and extensive government regulation could slow or hinder our production of a cellular product.

The research and development of stem cell therapies is subject to and restricted by extensive regulation by governmental authorities in the United States and other countries. The process of obtaining U.S. Food and Drug Administration, or FDA, and other necessary regulatory approvals is lengthy, expensive and uncertain. We may fail to obtain the necessary approvals to continue our research and development, which would hinder our ability to manufacture or market any future product.

To be successful, our product candidates must be accepted by the health care community, which can be very slow to adopt or unreceptive to new technologies and products.

Our product candidates, if approved for marketing, may not achieve market acceptance since hospitals, physicians, patients or the medical community in general may decide to not accept and utilize these products. The product candidates that we are attempting to develop represent substantial departures from established treatment methods and will compete with a number of more conventional drugs and therapies manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any of our developed products will depend on a number of factors, including:

•	our establishment and demonstration to the medical community of the clinical efficacy and safety of our product candidates;
•	our ability to create products that are superior to alternatives currently on the market;
•	our ability to establish in the medical community the potential advantage of our treatments over alternative treatment methods; and
•	reimbursement policies of government and third-party payers.

If the health care community does not accept our products for any of the foregoing reasons, or for any other reason, our business would be materially harmed.

There is currently a limited market for our common stock, and any trading market that exists in our common stock may be highly illiquid and may not reflect the underlying value of the Company’s net assets or business prospects.

Although our common stock is currently traded on the OTC Bulletin Board, there is currently a limited market for our common stock and there can be no assurance that an improved market will ever develop. Investors are cautioned not to rely on the possibility that an active trading market may develop.

As our share price is volatile, we may be or become the target of securities litigation, which is costly and time-consuming to defend.

In the past, following periods of market volatility in the price of a company’s securities or the reporting of unfavorable news, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

Future sales of our common stock in the public market could lower our stock price.

We may sell additional shares of common stock in subsequent public or private offerings. We may also issue additional shares of common stock to finance future acquisitions. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

We presently do not intend to pay cash dividends on our common stock.

We currently anticipate that no cash dividends will be paid on the common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance the future expansion of the our business. Therefore, prospective investors who anticipate the need for immediate income by way of cash dividends from their investment should not purchase the shares offered in this offering.

ITEM 3. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 (Exchange Act) Rules 13a-15(e) and 15d-15(e) as of June 30, 2006, have concluded that our disclosure controls and procedures are not effective in providing reasonable assurance that information required to be disclosed by us in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

We identified deficiencies in our internal controls and disclosure controls related to the expense recognition of stock-based compensation. We are in the process of improving our internal control over financial reporting in an effort to remediate these deficiencies through improved supervision and training of our accounting staff. These deficiencies have been disclosed to our Board of Directors. We believe that this effort is sufficient to fully remedy these deficiencies and we are continuing our efforts to improve and strengthen our control processes and procedures. Our Chief Financial Officer and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures are adequate and effective.

(b)	Changes in Internal Control Over Financial Reporting.

Our management, with the participation of the principal executive officer and principal financial officer, have concluded there were no significant changes in our internal controls over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

None.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

On April 13, 2006, we sold 4,600,000 common shares and warrants to purchase 2,300,000 common shares for $23,000,000 to certain institutional and accredited investors. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and did not involve any possible offering and was sold to a limited group of investors. In connection with this transaction, we paid commissions and fees to their broker-dealer placement agent, MDB Capital Group LLC (“MDB”), and another broker dealer for services in connection with the transaction an aggregate of $1,758,350 and issued MDB and another broker dealer three year warrants to purchase an aggregate of 213,720 shares of common stock at an exercise price of $5.00 per share. Each recipient either received adequate information about us or had access, through employment or other relationships, to such information, and we determined that each recipient had such knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in us. The recipients of securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. We filed a registration statement with the Securities and Exchange Commission on May 12, 2006 in order to register the resale of the shares of common stock issued pursuant to the Transaction and the shares issuable upon exercise of the warrants. The registration statement was declared effective on June 29, 2006. If the registration statement ceases to remain effective, we have agreed to pay the investors liquidated damages of 1.5% of the amount invested per 30 day period during such failure, up to 24% of the aggregate amount invested.

In May and June 2006, we issued 343,500 options and warrants to directors, officers, and former directors at prices ranging from $5.00 to $9.80, expiring between 2011 and 2016. These transactions were completed pursuant to Section 4(2) of the Securities Act of 1933 and did not involve any public offering and was issued to a limited group of persons. Each recipient either received adequate information about us or had access, through employment or other relationships, to such information, and wedetermined that each recipient had such knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in us. All issuances were made by our officers who received no commission or other remuneration. The recipients of securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions.

ITEM 3 DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS.

Exhibit 3.1  Articles of Amendment and Restatement of the Articles of Incorporation of Opexa Therapeutics, Inc. (1)

Exhibit 10.1  Employment Agreement between Opexa Therapeutics, Inc. and David B. McWilliams (1)

Exhibit 31.1  Chief Executive Officer Certification Pursuant to Section 13a-14 of the Securities Exchange Act (1)

Exhibit 31.2  Chief Financial Officer Certification Pursuant to Section 13a-14 of the Securities Exchange Act (1)

Exhibit 32.1  Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002 (1)

Exhibit 32.2  Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002 (1)

(1) Filed herewith.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    Opexa Therapeutics, Inc.

By: /s/ David B. McWilliams
David B. McWilliams, CEO

By: /s/ Lynne Hohlfeld
Lynne Hohlfeld, CFO

Date: August 11, 2006

Exhibit 3.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (this “Agreement”) is made and effective as of the 15th day of June, 2006, by and between David B. McWilliams (hereinafter referred to as “Employee”) and Opexa Therapeutics, Inc. (hereinafter referred to as “Opexa”), amends and restates that certain Employment Agreement, effective April 23, 2004, by and between Employee and Opexa (“Original Agreement”).

W I T N E S S E T H:

WHEREAS, Employee is employed by Opexa pursuant to the Original Agreement;

WHEREAS, Opexa desires to retain key executives and promote their dedication;

WHEREAS, Opexa’s success requires the protection of its intellectual property, proprietary information and goodwill and Opexa is willing to employ Employee, subject to the terms and conditions below;

WHEREAS, the Employee and Opexa jointly wish to make certain changes to the Original Agreement to more accurately reflect the understanding between them.

NOW, THEREFORE, for and in consideration of the employment by Opexa, the compensation and other remuneration paid and to be paid by Opexa and received by the Employee for such employment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by Employee, it is agreed by and between the parties hereto as follows:

1.	Employment

Opexa agrees to employ the Employee, and Employee agrees that Employee will devote Employee’s full productive time, skill, and best efforts during Employee’s employment to such duties as may be reasonably assigned to Employee. Employee will faithfully and diligently endeavor to further the best interests of Opexa during Employee’s employment. The foregoing, however, shall not preclude the Employee from (i) engaging in appropriate civic, charitable, professional or trade association activities or (ii) subject to Board of Director written approval, serving on one or more other boards of directors of public or private companies, as long as such activities and services do not conflict with the responsibilities to Opexa.

2.	Duties and Title

Employee shall continue to have the title of and shall act as the Chief Executive Officer and a Director of Opexa. Employee shall have the following responsibilities and duties as Chief Executive Officer: Employee shall report to Opexa’s Board of Directors, shall have general supervisions over the operations of Opexa and will have such other duties and responsibilities consistent with his position as Chief Executive Officer, as may reasonably be assigned to Employee by Opexa’s Board of Directors from time to time.

3.	Term of Employment

The term of employment of Employee is through June 15, 2008, subject to termination pursuant to Section 6. The term of employment shall be extended for additional successive periods of 1 year unless the Board of Directors provides the Employee ninety (90) days written notice prior to such termination date.

4.	Compensation

As compensation, Opexa shall pay Employee a salary of a minimum of $275,000 per year, subject to upward adjustment, paid consistent with the then payroll practices of Opexa. In addition, at the discretion of the Board’s compensation committee or the entire Board of Directors, Employee shall be eligible to be paid an annual bonus of cash and/or the grant of Opexa’s securities pursuant to Opexa then existing stock compensation plan.

5.	Benefits

Opexa will provide Employee with the benefits and insurance coverage as generally provided by Opexa to its management employees, but only if and when such benefits and/or coverage are provided. If provided, such benefits and insurance coverages may be changed by Opexa from time to time.

6.	Termination

The Employee’s employment hereunder may be terminated prior to the term provided for in Section 3 only under the following circumstances:

6.1 Death. The Employee’s employment shall terminate automatically on the date of his death.

6.2 Disability. If a Disability (as defined below) occurs and is continuing, the Employee's employment shall terminate 180 days after Opexa gives the Employee written notice that it intends to terminate his Employment on account of that Disability, or on such later date as Opexa specifies in such notice. If the Employee resumes the performance of substantially all of his duties under this Agreement before the termination becomes effective, the notice of intent to terminate shall be deemed to have been revoked. Disability of Employee shall not prevent Opexa from making necessary changes during the period of Employee’s Disability to conduct its affairs. “Disability” shall mean that the Employee, with reasonable accommodation, has been unable to perform his essential duties under this Agreement for a period of at least six consecutive months as a result of his incapacity due to injury or physical or mental illness, any disability as defined in a disability insurance policy which provides coverage for the Employee, or any disability as defined by the Americans with Disabilities Act of 1990, Public Law 101_336, 42 U.S.C.A. § 12101 et seq.

6.3 Employee’s Voluntary Termination. The Employee may terminate his employment at any time upon 90 days’ prior written notice to Opexa.

6.4 Termination by Opexa Without Cause. Upon written notice by Opexa, a majority of the Board of Directors of Opexa may terminate Employee’s employment without Cause (as defined below). Upon termination without Cause the Employee shall be entitled to the following severance:

(i) twelve months base salary at the rate in effect (as provided for by Section 4 of this Agreement) at the time of such termination, to be paid monthly;

(ii)	any annual bonus earned but not yet paid as of the date of termination;

(iii)	any accrued vacation pay;

(iv)	reimbursement for expenses incurred but not yet paid prior to such termination of employment;

(v)	any other compensation and benefits, including deferred compensation, as may be provided in accordance with the terms and provisions of any applicable plans and programs of Opexa; and

(vi)
any and all stock options granted to Employee prior to termination shall provide that (a) all vesting schedules shall accelerate for a 12 month period and (b) Employee shall have 90 days from termination to exercise any such stock options or other derivative securities granted pursuant to any Opexa’s then existing stock compensation plan.

6.5 Termination by Opexa With Cause. Upon written notice by Opexa, a majority of the Board of Directors of Opexa may terminate Employee’s employment with Cause. Upon termination with Cause, Employee shall not be entitled to any severance described in Section 6.4(i)-(vi). Any written notice of termination for Cause shall specify the particular act or acts, or failure to act, which is or are the basis for the decision to so terminate the Employee's employment for Cause. “Cause” as used herein shall be limited to (i) the conviction of the Employee for a felony; or (ii) a finding of fact in a civil judgment, binding arbitration award or binding mediation award that the Employee breached the then existing Opexa’s Code of Ethics. If such conviction or finding of fact is overturned on appeal, the Employee shall be entitled to the payments and the economic equivalent of the benefits that the Employee would have received as a result of a termination of the Employee’s employment by Opexa without Cause and shall be reimbursed all legal fees and expenses incurred by Employee in his defense of his actions that constituted the lawsuit, arbitration, mediation and/or appeal.

6.6 Defacto Termination. Opexa shall be deemed to have terminated Employee without Cause upon: (i) Opexa requiring Employee to move his principal place of residence from the Woodlands, Texas area or to perform regular duties that could reasonably be expected to require either such move against his wish or to spend amounts of time each week outside of the Houston, Texas area which are unreasonable in relation to the duties and responsibilities of the Employee hereunder; (ii) any reduction in Employee’s duties or titles as set forth in Section 2 above; or (iii) any reduction in Employee’s salary as set forth in Section 4.

6.7 Change of Control. The effectiveness of a Change of Control (as defined below) shall be deemed a termination without cause. Upon the effectiveness of a Change of Control, Opexa shall pay the Employee:

(i)
the greater of: (a) the compensation as set forth in Section 4 for the remaining term of this Agreement as set forth in Section 3 and the severance awarded pursuant to Section 6.4 (ii)-(v) above; or (b) the severance awarded pursuant to Section 6.4(i)-(v) above; and

(ii)	any and all stock options granted to Employee prior to the Change of Control shall vest immediately upon the effectiveness of the Change of Control.

“Change of Control” as used herein shall mean the occurrence of the following events:

(i)
A sale, transfer, or other disposition by Opexa through a single transaction or a series of transactions occurring within a 90-day period of securities of Opexa representing Beneficial Ownership (as defined below) of fifty (50%) percent or more of the combined voting power of Opexa then outstanding securities to any “Unrelated Person” or “Unrelated Persons” acting in concert with one another. For purposes of this definition, the term “Person” shall mean and include any individual, partnership, joint venture, association, trust corporation, or other entity [including a “group” as referred to in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“1934 Act”)]. For purposes of this definition, the term “Unrelated Person” shall mean and include any Person other than the Employee, Opexa, a wholly-owned subsidiary of Opexa, an existing shareholder, or an employee benefit plan of Opexa; provided however, a sale of Opexa’s securities in a capital raising transaction shall not be a Change of Control.

(ii)
A sale, transfer, or other disposition through a single transaction or a series of transactions occurring within a 90-day period of all or substantially all of the assets of Opexa to an Unrelated Person or Unrelated Persons acting in concert with one another.

(iii)
A change in the ownership of Opexa through a single transaction or a series of transactions occurring within a 90-day period such that any Unrelated Person or Unrelated Persons acting in concert with one another become the “Beneficial Owner,” directly or indirectly, of securities of Opexa representing at least fifty-one (51%) percent of the combined voting power of Opexa then outstanding securities. For purposes of this Agreement, the term “Beneficial Owner” shall have the same meaning as given to that term in Rule 13d-3 promulgated under the 1934 Act, provided that any pledgee of voting securities is not deemed to be the Beneficial Owner of the securities prior to its acquisition of voting rights with respect to the securities.

(iv)
Any consolidation or merger of Opexa with or into an Unrelated Person, unless (i) immediately after the consolidation or merger the holders of the common stock of Opexa immediately prior to the consolidation or merger are the beneficial owners of securities of the surviving corporation representing at least fifty-one (51%) percent of the combined voting power of the surviving corporation’s then outstanding securities or (ii) Employee continues to serve as Chief Executive Officer after the consolidation or merger.

7.	Confidential and Proprietary Information; Documents

7.1 Opexa shall provide Employee with information deemed secret and confidential by Opexa. Such secret or confidential information or know-how of Opexa (referred to collectively as “Confidential Information”) shall include, without limitation, the following: the status and plans for research and development; materials, cells, tissues, and other biological samples and specimens; cell banking methods, apparatus, and services; pending and planned patent applications (until published by the Patent Office); invention disclosures; research and technical data and information; methods of creating, preparing, and using stem cells and other biological materials; license, sublicense, and other agreements relating to intellectual property rights; Opexa’s plans; customer or contact information; contributor information; strategies, costs, prices, uses, applications of products and services; results of and data from investigations or experiments; all apparatus, products, processes, compositions, samples, formulas, computer programs, pricing policy, financial information, and methods of doing business; policy and/or procedure manuals, training and recruiting procedures; accounting procedures; the status and content of Opexa’s contracts with its contributors, clients, and customers; Opexa’s business philosophy, and servicing methods and techniques; all at any time used, developed, or investigated by Opexa, before or during the Employee’s tenure of employment, which are not generally available to the public or which are maintained as confidential by Opexa.

7.2 Employee recognizes and acknowledges that Employee will have access to certain information of Opexa that is confidential and proprietary and constitutes valuable and unique property of Opexa. Employee agrees that Employee will not at any time, either during or subsequent to Employee’s employment, disclose to others, use, copy or permit to be copied, except in pursuance of Employee’s duties on behalf of Opexa, its successors, assigns or nominees, any Confidential Information or know-how of Opexa (whether or not developed by the Employee) without Opexa’s prior written consent. Employee further agrees to maintain in confidence any confidential information of third parties received as a result of Employee’s employment with Opexa.

7.3 Employee further agrees to deliver to Opexa at the termination of Employee’s employment all biological materials correspondence, memoranda, notes, records, drawings, sketches, plans, customer, client and/or contributor lists, product compositions, or other documents and all copies thereof (all of which are hereafter referred to as the “Documents”), made, composed or received by Employee, solely or jointly with others, and which are in Employee’s possession, custody, or control at such date and which are related in any manner to the past, present, or anticipated business of Opexa. In this regard, Employee hereby grants and conveys to Opexa all right, title and interest in and to, including without limitation, the right to possess, print, copy, and sell or otherwise dispose of, any biological materials, reports, records, papers summaries, photographs, drawings or other documents, and writings, copies, abstracts or summaries thereof, or any other works of authorship, which may be prepared by Employee or under Employee’s direction or which may come into Employee’s possession in any way during the term of Employee’s employment with Opexa which relate in any manner to the past, present or anticipated business of Opexa.

7.4 Employee further agrees that Employee will not, during Employee’s employment, receive from persons not employed by Opexa, any confidential information not belonging to Opexa, unless a valid agreement is signed by both an officer of Opexa and by the disclosing party that states that Opexa will not be in a confidential relationship with the disclosing party. Employee further agrees that Employee will not use or disclose to other employees of Opexa, during Employee’s employment with Opexa, confidential information belonging to Employee’s former employers, or any other third parties unless written permission has been given by such persons to Opexa to use and/or disclose such information.

7.5 In the event of a breach or threatened breach of any of the provisions of Section 7, Opexa shall be entitled to an injunction ordering the return of such Documents and any and all copies thereof and restraining Employee from using or disclosing, for Employee’s benefit or the benefit of others, in whole or in part, any Confidential Information, including but not limited to the Confidential Information which such Documents contain, constitute, or embody. Employee further agrees that any breach or threatened breach of any of the provisions of Section 7 would cause irreparable injury to Opexa for which it would have no adequate remedy at law. Nothing herein shall be construed as prohibiting Opexa from pursuing any other remedies available to it for any such breach or threatened breach, including the recovery of damages.

8.	Noncompetition/No-Hire Agreement

8.1 Employee agrees that, from the date hereof until a period of one year following the date of the termination of Employee’s employment (the “Noncompetition Period”), Employee will not directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, corporate officer, director, or in any other individual or representative capacity, engage or participate in any “Competitive Business” anywhere in the United States of America (the “Noncompetition Territory”). As used herein, a “Competitive Business” is defined as any business relating developing autologous cellular therapies to treat several major illnesses, including multiple sclerosis (MS), rheumatoid arthritis, diabetes, and cardiovascular disease, which Opexa is currently involved or will be involved during the term of this Agreement.

8.2 Employee further agrees that from the date hereof until a period of two years following the date of the termination of Employee’s employment (the “Nonsolicitation Period”) and within the Noncompetition Territory Employee will not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, corporate officer, director, or in any other individual or representative capacity, call on, solicit, recruit, or attempt to call on, solicit, or recruit, or attempt to hire any of the employees of Opexa, regardless of whether for the benefit of the Employee or for any other person, firm, or corporation.

8.3 Employee shall not during the Nonsolicitation Period and within the Noncompetition Territory, either directly or indirectly (i) make known to any Competitive Business the names and addresses of any of Opexa’s customers or contacts or any other information pertaining to such persons or businesses or (ii) call on, solicit, or take away, or attempt to call on, solicit or take away any of the customers of Opexa with whom Employee became acquainted during Employee’s association with Opexa, regardless of whether for the benefit of the Employee or for any other person, firm or corporation.

8.4 Employee agrees that the restraints created by the covenants in Section 8 are no greater than necessary to protect Opexa’s legitimate interests. Furthermore, Employee agrees that such covenants of Section 8 do not hinder, or otherwise cause hardship to Employee in finding and performing employment elsewhere upon termination of this Agreement. Similarly, Employee agrees that Opexa’s need for the protection afforded by the covenants of Section 8 is not outweighed by either the hardship to Employee or any injury likely to the public.

8.5 Employee agrees that this Section 8 is ancillary to this Agreement, and independent of any other agreement related to Employee’s employment with Opexa, and Employee acknowledges that the consideration given by Opexa for this Agreement includes Opexa’s agreement to provide to the Employee access to the Confidential Information, as well as employment. Further, the existence of any claim or cause of action of Employee against Opexa or any officer, director, or employee of Opexa, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Opexa of Employee’s covenants contained in this Agreement. In addition, this Agreement shall continue to be binding upon Employee in accordance with its terms, notwithstanding the termination of Employee’s employment.

8.6 Employee agrees that Employee’s breach or violation, or threat thereof, of this covenant not to compete shall entitle Opexa, as a matter of right, to an injunction without the necessity of posting bond, issued by any court of competent jurisdiction, restraining any further or continued breach or violation of this covenant. Such right to an injunction shall be cumulative and in addition to, and not in lieu of, any other remedies to which Opexa may show itself justly entitled. Further, during any period in which Employee is in breach of this covenant not to compete, the time period of this covenant shall be extended for an amount of time that Employee is in breach.

9.	Inventions and Other Intellectual Property

9.1 Employee agrees to hold in complete trust for the benefit of Opexa, and to disclose promptly and fully to Opexa in writing, and hereby assigns, and binds Employee’s heirs, executors, administrators, and all legal representatives to assign, to Opexa any and all inventions, discoveries, ideas, concepts, improvements, copyrightable works, biological materials, and other developments (all of the above are collectively referred to as the “Developments”) conceived, made, discovered or developed by him, solely or jointly with others, during Employee’s employment by Opexa, whether during or outside of usual working hours and whether on Opexa’s premises or not, which relate in any manner to the past, present or anticipated business of Opexa. Any and all such Developments shall be the sole and exclusive property of Opexa, whether patentable, copyrightable, or neither, and Employee agrees that Employee will assist and fully cooperate in every way, at Opexa’s expense, in securing, maintaining, and enforcing, for the benefit of Opexa or its designee, patents, copyrights or other types of proprietary or intellectual property protection for such Developments in any and all countries. Employee acknowledges and agrees that any and all such Developments conceived, created, or authored by him within the scope of Employee’s employment is a “work made for hire,” as defined by the federal copyright laws, and therefore all copyrights in and to such works are and will be owned by Opexa. To the extent that Employee authors any copyrightable work in any medium during the Term of this Agreement which relates or pertains in any way to Opexa or any of the operations or activities of either and which was not prepared within the scope of Employee’s employment, Employee hereby assigns all right, title, and interest, including but not limited to all rights of copyright, in and to such works to Opexa. Within six months following the termination of Employee’s employment, and without limiting the generality of the foregoing, any Development of the Employee relating to any Opexa subject matter on which Employee worked or was informed during Employee’s employment by Opexa shall be conclusively presumed to have been conceived and made prior to the termination of Employee’s employment (unless the Employee clearly proves that such Development was conceived and made following the termination of Employee’s employment), and shall accordingly belong, and be assigned, to Opexa and shall be subject to this Agreement.

9.2 Without limiting the foregoing, Employee agrees at the request of Opexa (but without additional compensation from Opexa during Employee’s employment by Opexa) to execute any and all papers and perform all lawful acts which Opexa deems necessary for the preparation, filing, prosecution, and maintenance of applications for United States and foreign letters patent, or for United States and foreign copyrights, on the Developments, and to execute such instruments as are necessary or convenient to assign to Opexa, its successors, assigns or nominees, all of the Employee’s right, title, and interest in the Developments and the like, so as to establish, maintain or perfect, in Opexa, its successors, assigns or nominees, the entire right, title, and interest to the Developments, and also to execute any instruments necessary or which Opexa may deem desirable it connection with any continuation, renewal or reissue thereof, or in the conduct of any proceedings or litigation in regard thereto.

9.3 All expenses incurred by the Employee by reason of the performance of any of the obligations set forth in this Section 9 on Inventions shall be borne by Opexa. Should the Employee’s assistance be requested by Opexa after termination of employment, Opexa would compensate the Employee at a reasonable rate.

10.	Conflicts of Interest

10.1 In keeping with Employee’s fiduciary duties to Opexa, Employee agrees that Employee shall not, directly or indirectly, become involved in any conflict of interest with reference to any transaction or opportunity including Opexa (“Conflict”), or upon discovery thereof, allow such a Conflict to continue. Moreover, Employee agrees that Employee shall promptly disclose to the Board of Opexa any facts which might involve any reasonable possibility of a Conflict. Employee shall maintain the highest standards of conduct, and shall not do anything likely to injure the reputation or goodwill of Opexa, or embarrass or otherwise generate adverse publicity for or bring unwanted attention to Opexa.

10.2 It is agreed that any direct or indirect interest in, connection with, or benefit from any outside activities, particularly commercial activities, which interest might in any way adversely affect Opexa or any of its subsidiaries or affiliates, involves a possible Conflict. Circumstances in which a Conflict on the part of Employee would or might arise, and which should be reported immediately by Employee to an officer of Opexa, include, without limitation, the following: (a) ownership of a material interest in, acting in any capacity for, or accepting directly or indirectly any payments, services or loans from a supplier, contractor, subcontractor, customer or other entity with which Opexa does business; (b) misuse of information or facilities to which Employee has access in a manner which will be detrimental to Opexa’s interest; (c) disclosure or other misuse of information of any kind obtained through the Employee’s connection with Opexa; (d) acquiring or trading in, directly or indirectly, other properties or interests connected with the design, manufacture or marketing of products designed, manufactured or marketed by Opexa; (e) the appropriation to the Employee or the diversion to others, directly or indirectly, of any opportunity in which it is known or could reasonably be anticipated that Opexa would be interested; and (f) the ownership, directly or indirectly, of a material interest in an enterprise in competition with Opexa or its dealers and distributors or acting as a director, officer, partner, consultant, employee or agent of any enterprise which is in competition with Opexa or its dealers or distributors.

11.	Activities Associated With Maintenance of Professional Status and Community Activities

Opexa will reimburse Employee for the costs of activities associated with the maintenance of the Employee’s professional status, including the payment of licensing fees and required continuing education, expenses for professional/network meetings, as well as community activities.

12.	Prior Discoveries

Employee does not have any unpatented inventions and discoveries made or conceived by Employee prior to Employee’s employment with Opexa and which are to be excluded from this Agreement.

13.	Publicity

13.1 Employee agrees that Opexa may use, and hereby grants Opexa the nonexclusive and worldwide right to use, Employee’s name, picture, likeness, photograph, signature, or any other attribute of Employee’s persona (all of such attributes are hereafter collectively referred to as “Persona”) in any media for any advertising, publicity or other purpose at any time, either during or subsequent to Employee’s employment by Opexa. Employee agrees that such use of Employee’s Persona will not result in any invasion or violation of any privacy or property rights Employee may have; and Employee agrees that Employee will receive no additional compensation for the use of Employee’s Persona. Employee further agrees that any negatives, prints or other material for printing or reproduction purposes prepared in connection with the use of Employee’s Persona by Opexa shall be and are the sole property of Opexa.

13.2 Employee further agrees that at no time shall Employee write, author, publish, distribute, or cause to be published or distributed any pictorial, graphic, or literary works, such as but without limitation, books, articles, stories, or pamphlets, in any medium of expression, tangible or intangible, that relate, describe, or pertain in any way to Opexa or to the operations, activities, or employees of Opexa without first obtaining the prior written consent of the Board of Directors of Opexa to do so and also the prior written approval of the contents of any such work by the Board of Directors of Opexa.

14.	Indemnification

Opexa shall, to the fullest extent permitted by the Texas Business Corporation Act, as amended, indemnify Employee if he is or was involved in any manner (including, but not limited to, as a party or a witness) in any threatened, pending, or completed investigation, claim, action, suit, or proceeding, whether civil, criminal, administrative, or investigative (including, but not limited to, any action, suit, or proceeding brought by or in the right of the corporation to procure a judgment in its favor) (a “Proceeding”) by reason of the fact that the Employee is or was a director, officer, or employee of Opexa, against all liabilities and expenses actually and reasonably incurred by Employee in connection with such proceeding. Such indemnification shall include the right to receive payment in advance of any expenses incurred by Employee in connection with any proceeding, consistent with the provisions of the Texas Business Corporation Act, as amended. Notwithstanding the above, Employee shall not be indemnified in respect of:

(i)  a proceeding in which Employee is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person’s official capacity;

(ii) a proceeding in which Employee is found liable to Opexa; or

(iii) a finding of fact in a civil judgment, binding arbitration award or binding mediation award that the Employee breached the then existing Opexa’s Code of Ethics.

15.	Remedies

Employee and Opexa agree that, because damages at law for any breach or nonperformance of this Agreement by Employee, while recoverable, are and will be inadequate, this Agreement may be enforced in equity by specific performance, injunction, accounting or otherwise.

16.	Miscellaneous

16.1 This Agreement is made and entered into as of the date hereof and the rights and obligations of the parties hereto shall be binding upon the heirs and legal representatives of the Employee and the successors and assigns of Opexa. This Agreement may be assigned by Opexa but is personal to the Employee and no rights, duties, and obligations of Employee hereunder may be assigned.

16.2 No waiver or non-action with respect to any breach by the other party of any provision of this Agreement, nor the waiver or non-action with respect to any breach of the provisions of similar agreements with other employees shall be construed to be a waiver of any succeeding breach of such provision, or as a waiver of the provision itself.

16.3 Should any portions hereof be held to be invalid or wholly or partially unenforceable, such holding shall not invalidate or void the remainder of this Agreement. The portions held to be invalid or unenforceable shall be revised and reduced in scope so as to be valid and enforceable, or, if such is not possible, then such portions shall be deemed to have been wholly excluded with the same force and effect as if it had never been included herein.

16.4 Employee’s obligations under this Agreement to Opexa shall survive the termination, for whatever reason, of Employee’s employment by Opexa.

16.5 This Agreement supersedes, replaces and merges any and all prior and contemporaneous understandings, representations, agreements and discussions relating to the same or similar subject matter as that of this Agreement between Employee and Opexa and constitutes the sole and entire agreement between the Employee and Opexa with respect to the subject matter of this Agreement.

16.6 The laws of the State of Texas, excluding any conflicts of law rule or principle that might otherwise refer to the substantive law of another jurisdiction, will govern the interpretation, validity and effect of this Agreement without regard to the place of execution or the place for performance thereof, and Opexa and Employee agree that the appropriate courts in Montgomery County, Texas, shall have personal jurisdiction and venue over Opexa and Employee to hear all disputes arising under this Agreement.

16.7 All notices and other communications required or permitted hereunder or necessary or convenient in connection herewith shall be in writing and shall be deemed to have been given when mailed by registered mail or certified mail, return receipt requested, as follows:

If to Opexa, to:

2635 N. Crescent Ridge Drive
The Woodlands, TX 77381
Attn: Scott Seaman
Attn: Lynne Hohlfeld

If to Employee, to:

Mr. David B. McWilliams
19 Misty Grove Circle
The Woodlands, TX 77380

or to such other addresses as either party may designate by notice to the other party hereto in the manner specified in this section 16.

16.8 This Agreement may not be changed or terminated orally, and no change, termination or waiver of this Agreement or of any of the provisions herein contained shall be binding unless made in writing and signed by both parties, and in the case of Opexa, by an authorized officer of Opexa. Any change or changes, from time to time, in Employee’s salary and/or duties shall not be, nor be deemed to be, a change, termination or waiver of this Agreement or of any of the provisions herein contained.

OPEXA THERAPEUTICS, INC.:	EMPLOYEE:

By: /s/ Lynne Hollfeld	By: /s/ David B. McWilliams
Name: Lynne Hohlfeld	Name: David B. McWilliams
Title:Chief Financial Officer

Exhibit 10.1

ARTICLES OF AMENDMENT AND RESTATEMENT
OF THE
ARTICLES OF INCORPORATION
OF
PHARMAFRONTIERS CORP.

PharmaFrontiers Corp. (“Company”), a corporation formed in the State of Texas, hereby adopts the following Articles of Amendment and Restatement of the Articles of Incorporation pursuant to the provisions of Article 4.07 of the Texas Business Corporations Act, which accurately copy the Articles of Incorporation and all amendments thereto that are in effect to date and as further amended by the Amended and Restated Articles of Incorporation as hereinafter set forth. The Articles of Incorporation, as restated and amended by these restated Articles of Incorporation are set forth below and contain no other changes in any provision.

The number of shares of the corporation outstanding at the time of the adoption and entitled to vote was 66,967,035. The following amendments and additions to the Articles of Incorporation were adopted by the shareholders at a meeting held on June 15, 2006, who owned 44,618,472 shares of common stock constituting 66.6% of the shares outstanding and entitled to vote.

I.

The name of the Corporation is PharmaFrontiers Corp.

II.

Each statement made by these Articles of Amendment to the Articles of Incorporation has been effected in conformity with the provisions of the Texas Business Corporation Act. These Articles of Amendment to the Articles of Incorporation and each amendment made by these Articles of Amendment to the Articles of Incorporation were adopted by the shareholders of the corporation on June 15, 2006 and shall be effective June 15, 2006.

The amendment alters Article 1 of the Articles of Incorporation to reads as follows:

ARTICLE I.

The name of the corporation is Opexa Therapeutics, Inc.

The amendment alters Article 4 of the Articles of Incorporation to reads as follows:

ARTICLE IV.

The aggregate number of shares which the corporation shall have authority to issue is one hundred ten million (110,000,000), consisting of one hundred million (100,000,000) shares of common stock having $0.50 par value (“Common Stock”), and ten million (10,000,000) shares of preferred stock having no par value (“Preferred Stock”).

Shares of Preferred Stock of the Corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be determined by the Board of Directors of the Corporation (“Board of Directors”) prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Texas.

III.

The Articles of Incorporation and all amendments and supplements to them are superseded by the following Articles of Amendment and Restatement of the Articles of Incorporation, which accurately copy the entire text as well as incorporate the amendments set forth above:

ARTICLE I.

The name of the Corporation is Opexa Therapeutics, Inc.

ARTICLE II.

The period of duration of the Corporation is perpetual.

ARTICLE III.

The purpose or purposes for which the Corporation is organized is the transaction of any and all lawful business for which corporations may be incorporated under the Texas Business Corporation act.

ARTICLE IV.

 The aggregate number of shares which the corporation shall have authority to issue is one hundred ten million (110,000,000), consisting of one hundred million (100,000,000) shares of common stock having $0.50 par value (“Common Stock”), and ten million (10,000,000) shares of preferred stock having no par value (“Preferred Stock”).

Shares of Preferred Stock of the Corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be determined by the Board of Directors of the Corporation (“Board of Directors”) prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Texas.

ARTICLE V.

The Corporation will not commence business until it has received for the issuance of its shares consideration of the value of at least of one thousand dollars ($1,000), consisting of money, labor done or property actually received.

ARTICLE VI.

The street address of the registered office is c/o Brewer & Pritchard, P.C., Three Riverway, Suite 1800, Houston, Texas 77056, and the name of the registered agent is Thomas C. Pritchard.

ARTICLE VII.

The number of directors who shall constitute the Board shall equal not less than two nor more than 10, as the Board may determine by resolution from time to time. See attachment.

ARTICLE VIII.

No director of the Corporation shall be liable to the Corporation or its shareholders or members for monetary damages for any act or omission in such director’s capacity as a director, except for (i) a breach of such director’s duty of loyalty to the Corporation or its shareholders or to the Corporation, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation, or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.

ARTICLE IX.

The Corporation shall indemnify all current and former directors and officers of the Corporation to the fullest extent of the applicable law, including, without limitation, Article 2.02-1 of the Texas Business Corporation Act.

ARTICLE X.

Shareholders of the Corporation shall not have cumulative voting rights nor preemptive rights.

ARTICLE XI.

If the Texas Business Corporation Act (“TBCA”) requires that the shareholders vote for any of the following actions: (a) the approval of any amendment of the articles of incorporation pursuant to Article 4 of the TBCA (or any successor statute), (b) the approval of a plan of merger or exchange pursuant to Section 5.03 of the TBCA (or any successor statute thereto), (c) the approval of a sale, lease, exchange or other disposition of assets pursuant to Section 5.10 of the TBCA (or any successor statute thereto), or (d) the approval of a voluntary dissolution of the Company under Section 6.03 or the revocation of such voluntary dissolution pursuant to Section 6.05(A) of the TBCA (or any successor statutes), then the vote of shareholders required for such actions shall be (in lieu of any greater vote required by the TBCA) the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, unless any class or series of shares is entitled to vote as a class thereon, in which event the vote outstanding shares within each class or series of shares entitled to vote thereon as a class and at least a majority of the outstanding shares otherwise entitled to vote thereon.

IN WITNESS WHEREOF, the Corporation has caused this Articles of Amendment and Restatement of the Articles of Incorporation to be signed by its president this 15th day of June, 2006.

PHARMAFRONTIERS CORP.

By: /s/ David B. McWilliams
David B. McWilliams, President

ATTACHMENT TO ARTICLES OF AMENDMENT AND RESTATEMENT
OF THE
ARTICLES OF INCORPORATION
OF
PHARMAFRONTIERS CORP.

Names and Addresses of our Directors:

1. David McWilliams
2635 N. Crescent Ridge Drive
The Woodlands, Texas 77381

2. David Hung
2635 N. Crescent Ridge Drive
The Woodlands, Texas 77381

3. Greg Bailey
2635 N. Crescent Ridge Drive
The Woodlands, Texas 77381

4. Scott Seaman
2635 N. Crescent Ridge Drive
The Woodlands, Texas 77381

5. Michael Richman
2635 N. Crescent Ridge Drive
The Woodlands, Texas 77381

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION
PURSUANT TO SECTION 13A-14 OF THE SECURITIES EXCHANGE ACT

I, David B. McWilliams, certify as Chief Executive Officer of Opexa Therapeutics, Inc. that:

1. I have reviewed this quarterly report on Form 10-QSB of Opexa Therapeutics, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ David B. McWilliams
David B. McWilliams, CEO

Date: August 11, 2006

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION
PURSUANT TO SECTION 13A-14 OF THE SECURITIES EXCHANGE ACT

I, Lynne Hohlfeld, certify as Chief Financial Officer of Opexa Therapeutics, Inc. that:

1. I have reviewed this quarterly report on Form 10-QSB of Opexa Therapeutics, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Lynne Hohlfeld
Lynne Hohlfeld, CFO

Date: August 11, 2006

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, the undersigned Officer of Opexa Therapeutics, Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ David B. McWilliams
David B. McWilliams, CEO

Date: August 11, 2006

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, the undersigned Officer of Opexa Therapeutics, Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Lynne Hohlfeld
Lynne Hohlfeld, CFO

Date: August 11, 2006